Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2019, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 20,317
Interest-bearing balances		142,689
Securities:
Held-to-maturity securities		145,787
Available-for-sale securities		251,429
Equity Securities with readily determinable fair value not held for trading		69

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		68
Securities purchased under agreements to resell		55,111
Loans and lease financing receivables:
Loans and leases held for sale		16,171
Loans and leases, net of unearned income	913,117
LESS: Allowance for loan and lease losses	9,418
Loans and leases, net of unearned income and allowance		903,699
Trading Assets		48,804
Premises and fixed assets (including capitalized leases)		11,940
Other real estate owned		372
Investments in unconsolidated subsidiaries and associated companies		13,025
Direct and indirect investments in real estate ventures		110
Intangible assets		36,665
Other assets		53,586

Total assets		$1,699,842

LIABILITIES
Deposits:
In domestic offices		$1,291,135
Noninterest-bearing	394,107
Interest-bearing	897,028
In foreign offices, Edge and Agreement subsidiaries, and IBFs		55,048
Noninterest-bearing	1,124
Interest-bearing	53,924
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		2,901
Securities sold under agreements to repurchase		4,810

Dollar Amounts
In Millions
Trading liabilities	9,936
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	125,064
Subordinated notes and debentures	11,952
Other liabilities	29,918

Total liabilities	$1,530,764

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,628
Retained earnings	53,466
Accumulated other comprehensive income	146
Other equity capital components	0

Total bank equity capital	168,759
Noncontrolling (minority) interests in consolidated subsidiaries	319

Total equity capital	169,078

Total liabilities, and equity capital	$1,699,842

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

Directors

James H. Quigley
Theodore F. Craver, Jr.
Juan A. Pujadas